CTS Corporation

4925 Indiana Avenue

Lisle, Illinois 60532

November 9, 2023

CORRESPONDENCE VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attn: Mindy Hooker
Anne McConnell

Re: CTS CORP
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 24, 2023
Form 8-K Filed July 25, 2023
File No. 001-04639

Ladies and Gentlemen:

CTS Corporation, an Indiana corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 27, 2023 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”), filed February 24, 2023, and Form 8-K, filed July 25, 2023 (the “Form 8-K”).

Below are the Company’s responses to the comments contained in the Comment Letter. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 9, 2023

Form 10-K for the fiscal year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations: Year Ended December 31, 2022 versus Year Ended December 31, 2021, page 22

1.
Your disclosures indicate that you continue to experience significant inflation in material and freight costs as well as interruptions in the supply chain, particularly due to the global semiconductor chip shortages, and that the impact of supply chain disruptions and OEM shutdowns are expected to continue to have an adverse effect on your results but you are seeking to mitigate and minimize the impact. Please revise future annual and quarterly filings to quantify the impact these factors had on your operations during each period presented and more fully disclose and discuss the steps you are taking, if any, to mitigate them, including whether your mitigating efforts may introduce new material risks, including those related to product quality or reliability. In addition, revise future annual and quarterly filings to quantify the impact that changes in volume and average selling prices had on net sales during each period presented and more fully disclose and discuss the factors that resulted in such changes. In addition, revise your disclosures related to changes in net sales in future quarterly filings to quantify the impact acquisitions had during each period presented.

Response:

The Company respectfully acknowledges the Staff’s comment with regard to the inflationary, freight and supply chain impacts, and we will include such quantitative disclosures in future annual and quarterly filings when these items are referenced and to the extent they are material. In addition, while we believe our material risks as required by Regulation S-K Item 105 are adequately outlined and prioritized in the Form 10-K, we will continue to evaluate them as required to account for the changing business and economic environments and provide any disclosure regarding our risk mitigation steps that might be required in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company respectfully acknowledges the Staff’s comment with regard to quantifying and disclosing the impact that changes in volume and average selling prices have, and the Company will include certain quantitative disclosures to the extent material in future annual and quarterly filings beginning with the Company’s Annual Report on Form 10-K for the year ending December 31, 2023 (the “2023 Form 10-K”).

The Company respectfully acknowledges the Staff’s comment with regard to disclosing the impact acquisitions had on net sales during each period presented, and in future annual and quarterly filings, we will include such information to the extent material.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 9, 2023

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 – Business Acquisitions, page 41

2.
Please revise future filings to provide the disclosures required by ASC 805-10-50-2(h).

Response:

The Company respectfully acknowledges the Staff’s comment, and based on the quantitative and qualitative assessment discussed below, the Company respectfully asserts that the related supplemental pro forma disclosure requirements of ASC 805-10-50-2(h) are not required under the circumstances given that the impact of the acquired businesses are not material, individually or in the aggregate, to the Company’s financial statements as a whole. The total pro forma impact of such businesses on the Company’s 2022 revenues was less than 3%, with an even smaller impact on earnings for 2022. Similarly, we expect a similar impact with respect to the Company’s revenues and earnings in 2023. The Company will, however, disclose its determination of immateriality in the 2023 Form 10-K. The Company will perform a similar analysis for future acquisitions and include such disclosures required by ASC 805-10-50-2(h) if deemed material.

An example of our revised disclosure that we propose to include in the 2023 10-K is provided below.

Supplemental pro forma disclosures are not included as the amounts are deemed immaterial.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 9, 2023

Form 8-K filed July 25, 2023

Exhibit 99.1

3.
Please provide a more detailed description of the environmental expenses you eliminate from your non-GAAP measures and explain to us how you determined these expenses are not normal, recurring, cash operating expenses such that eliminating from non-GAAP measures is not appropriate based on Regulation G and Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note the expenses are incurred in each period presented and the related adjustments appear to represent all of the environmental expenses disclosed in the notes to your financial statements.

Response:

In response to the Staff’s comment, the Company acknowledges and has considered the information contained in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated December 13, 2022 (“Question 100.01”). Specifically, the Company has not included environmental costs associated with operating plants and ongoing business operations in its Non-GAAP adjustments, and respectfully notes that it indicated under “Non-GAAP Financial measures” in the press release furnished with the Form 8-K that such costs are associated with our non-operating facilities that are unrelated to ongoing operations. Such environmental costs related to operating sites are recorded and accrued separately from the environmental costs attributable to previously owned or operated sites where the Company remains responsible for ongoing remediation work.

The Company will revise future filings, including annual and quarterly reports, to further clarify that the environmental costs and accruals at issue are related to sites not currently operated by the Company. In the Company’s future annual and quarterly reports, environmental cost disclosures will be revised to include the following additional language (underlined below) or something similar or consistent therewith:

Certain processes in the manufacture of our current and past products may create by-products classified as hazardous waste. As a result, we have been notified by the U.S. Environmental Protection Agency (“EPA”), state environmental agencies, and in some cases, groups of potentially responsible parties, that we may be potentially liable for environmental contamination at several sites currently or formerly owned or operated by us. Currently, none of these costs and accruals relate to sites that provide revenue generating activities for the Company.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 9, 2023

4.
We note your description of discrete tax items includes non-recurring, infrequent, or unusual tax adjustments (e.g., valuation allowances, uncertain tax position changes, unremitted assertion changes and discrete impacts associated with pre-tax non-GAAP items, etc.). When you record adjustments for discrete tax items, please revise future filings to specifically identify what the adjustments relate to, explain how they are calculated, and explain how you determined they are appropriate and comply with Question 102.11 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, the Company will discuss in greater detail in future filings the discrete tax items for each period presented including what each relates to and how each is calculated and how each is appropriate and complies with Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“Question 102.11”). An example of these proposed revisions based on financial information for prior periods (with revised disclosures underlined) is as follows:

Discrete tax items – non-recurring, infrequent, or unusual tax adjustments (e.g., valuation allowances, uncertain tax position changes, unremitted assertion changes and discrete impacts associated with pre-tax non-GAAP items, etc.).

For 2021, the discrete tax items relate to items we deemed outside normal cash-generating operations including, $5.4 million of a stranded tax benefit from the U.S. Pension termination offset by $0.7 million of tax expense from tax costs associated with a one-time internal cash movement, and $0.9 million related to the addition of a valuation allowance for a foreign subsidiary.

For 2022, the discrete tax items relate to the net impact to tax expense of expired R&D credits, including the release of associated reserves.

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

November 9, 2023

5.
We note you present the non-GAAP adjustments you use to calculate your non-GAAP financial measure, Adjusted Diluted Earnings Per Share, net of tax, which is not consistent with our response to Question 102.11 in the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your non- GAAP reconciliations related to this measure in future filings to separately present the impact of income taxes. In addition, revise your disclosures related to Adjusted Net Income and Adjusted Diluted Earnings Per Share in future filings to explain how the tax impact of non-GAAP adjustments is calculated, which should be based on statutory income tax rates.

Response:

We confirm to the Staff that the approach we use to determine the tax effect of non-GAAP adjustments considers the tax laws and statutory income tax rates applicable in the tax jurisdictions of the underlying non-GAAP adjustments, including any related valuation allowances.

In future filings, we will revise the presentation of the reconciliation of net earnings to adjusted net earnings such that each of the adjustments are pretax and the tax effect of the adjustments are presented on a separate line item. In addition, in future filings, we will expand our disclosures to provide additional details about how the income tax impacts of the adjustments are calculated, consistent with the guidance included in Question 102.11.

An example of our revised disclosure that we propose to include in future filings is provided below.

We determine the tax effect of non-GAAP adjustments by considering the tax laws and statutory income tax rates applicable in the tax jurisdictions of the underlying non-GAAP adjustments. For all periods presented, we applied the statutory income tax rates to the taxable portion of all of our adjustments. Our acquisition costs included in our non-GAAP adjustments for the year ended December 31, 2022 were not deductible for income tax purposes; therefore, no statutory income tax rate was applied to such costs.

* * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 630-577-8847.

Very truly yours,

/s/ Ashish Agrawal

Ashish Agrawal
Vice President and Chief Financial Officer